

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 1, 2006

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

>   **Re: Apache Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 14, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
>   **Filed May 9, 2006 and August 9, 2006**
>   **File No. 1-4300**

Dear Mr. Plank:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Impact of 2005 Hurricanes

Insurance Coverage, page 21

1. We understand from your disclosure that you expect to recover between $325 and $350 million from your OIL and commercial insurance policies due to property damage. However, we do not understand how or when these expected payments will impact your financial statements.

    We believe that all costs incurred in the course of repairing damaged facilities should be accounted for in accordance with Rule 4-10(c)(2) of Regulation S-X. In other words, you will need to make a determination as to whether such costs would qualify as development or production costs, following the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. Your disclosure should be sufficiently detailed about the nature of work and costs incurred to lend clear support for your determination.

    Any recognition of an insurance receivable should have a credit entry corresponding to the nature of the underlying costs, recorded in the property account when recognized for costs capitalized; or recorded in the income statement when recognized for costs expensed. Therefore, any differentials arising between insurance recoveries and your insurance receivables should be recorded in the full cost pool for capitalized costs; or in the income statement for costs that had been expensed. Please ensure that your accounting and disclosures are in accordance with this guidance.

    In your response, please quantify and clarify how you have accounted for the costs incurred for these damages and the related insurance recoveries expected to be received in your financial statements.

Disclosure Controls and Procedures, page 51

2. We note that you have disclosed that you have made no significant change in internal control over financial reporting during the quarter ended December 31, 2005 within the Disclosure Controls and Procedures section of Item 9A, and later disclosed there was no change in internal control over financial reporting during the period covered by the annual report within the Changes in Internal Control Over Financial Reporting section of Item 9A. In future filings, revise your disclosure to consistently state whether any change in internal control over financial reporting were made during your last fiscal quarter (the fourth quarter in the case of an annual report) as required by Regulation S-K Item 308(c).

Consolidated Balance Sheet, page F-6

3.   Provide detail for other liabilities in excess of 5% of total current liabilities, as
        required by Regulation S-X Item 5-02(19).

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

Insurance Coverage, page F-12

4.   Add a disclosure regarding your property insurance recovery accounting policy in
        accordance with the criteria stated in comment one above.

Note 4 – Asset Retirement Obligation, page F-21

5.   We note the decrease in liabilities incurred in 2005 compared to 2004. Tell us the
        reasons for this decrease, giving consideration to the disclosure on page 41 that
        2005 was your most active drilling year to-date. We may have further comment.

Note 14 – Supplemental Oil and Gas Disclosures (Unaudited)

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development
Activities, page F-49

6.   We note your presentation of asset retirement obligation costs and capitalized
        interest as separate line items within your Statement of Financial Accounting
        Standards (SFAS) 69 disclosure. Please remove the asset retirement obligation
        and capitalized interest line items, as paragraph 21 and Illustration 2 of SFAS 69
        do not contain a provision for the separate presentation of such line item apart
        from acquisition costs, exploration costs and development costs. Refer to our
        February 2004 industry letter at:
        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Exhibits 31.1 and 31.2

7.   We note that the certifications refer to the "annual report" rather than "report" in
        paragraphs 2 and 3, and paragraph 4(d) omits the language "(the registrant's
        fourth fiscal quarter in the case of an annual report)". In future filings, refer to
        "report" in paragraphs 2 and 3, and include the wording "(the registrant's fourth
        fiscal quarter in the case of an annual report)" in paragraph 4(d).

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Statement of Consolidated Operations, page 1

8.   We note the lower effective tax rate in the most recent quarter and the disclosures
        of current and anticipated tax rate changes provided in Note 12. Add a disclosure
        of your policy regarding the estimated annual effective tax rates used in the
        preparation of your interim financial statements, and the effect of a tax rate
        change on your deferred tax liabilities. Refer to Regulation S-X 10-01(a)(5) and
        (b)(8).

Engineering Comments

Business and Properties, page 1

Egypt, page 5

9.   We note your disclosure of significant proved reserves in Egypt and other
        jurisdictions where ownership of natural resources is retained by the government.
        Please affirm to us that such proved reserves estimates do not differ materially
        from the volumes that would be calculated by the "economic interest method". If
        you cannot so affirm, amend your document to disclose only those proved reserve
        volumes calculated by this method. This is discussed under Issues in the
        Extractive Industries | Definitions of Proved Reserves |Production Sharing
        Agreements on our website,
        http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537

Gross and Net Undeveloped and Developed Acreage, page 11

10.   We note your disclosure of undeveloped acreage. Paragraph 5 to SEC Industry
        Guide 2 requests the disclosure of the minimum remaining terms of material
        leases and concessions. Please amend your document to disclose any material
        acreage expiry over the next three years to comply with Guide 2.

Estimated Proved Reserves and Future Net Cash Flows, page 12

11.   Here you state, "We engage Ryder Scott Company, L.P. Petroleum Consultants as
        independent petroleum engineers to review our estimates of proved hydrocarbon
        liquid and gas reserves and provide an opinion letter on the reasonableness of
        Apache's internal projections. During this review, they prepare independent
        projections for each reviewed property and determine if the Company's estimates
        are within engineering tolerance by geographical area. The independent reviews
        typically cover a large percentage of major value fields, international properties
        and new wells drilled during the year. During 2005, 2004, and 2003, their review

covered 74, 79 and 78 percent of Apache's estimated reserve value, respectively."
Please explain to us:

a) The numerical criteria for "engineering tolerance";

b) The procedures you use to determine which properties are reviewed each
    year;

c) Whether the docket of properties to be reviewed for a given year has been
    revised during the review before attainment of your tolerance level;

d) Whether your engineering consultant compared the historical costs of
    operation and development and agreements relating to current and future
    operations and sales of production (e.g. licenses) with those same items as
    projected/applied in your proved reserve estimates.

e) The procedures you use to reconcile differences between your proved reserve
    estimates and those of your consultant. Address whether you adopt the
    estimates of your consultant or your own for public disclosure;

12.   Please furnish to us spreadsheet comparisons of each reviewed property's proved
       reserves as determined/disclosed by you and those proved reserves as determined
       by your engineering consultant for each of the last three years. Explain the
       circumstances for any significant differences. Include the "opinion letters" for
       each of the last three years.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director